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                                                               seabed-to-surface

                    ACERGY S.A. CONFERENCE CALL NOTIFICATION
                             SECOND QUARTER RESULTS

London, England - June 29, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) will release its second quarter 2006 results on Wednesday July 12, 2006. A conference call will be held to discuss the earnings and review business operations on Wednesday July 12, 2006 at 3:00pm UK Time (10.00 am EDT*)

Participating in the conference call will be:

     o    Tom Ehret - Chief Executive Officer
     o    Stuart Jackson - Chief Financial Officer

From 12 noon UK time the following information will be available on the Acergy website: http://www.acergy-group.com:

     o    A copy of the second quarter 2006 results press release
     o    A copy of a presentation to be reviewed on the earnings call

CONFERENCE CALL INFORMATION                   REPLAY FACILITY DETAILS
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Lines will open 10 minutes prior              This facility is available from 5pm UK Time
to conference call.                           (12 noon EDT*) Wednesday July 12, 2006 until
                                              11pm UK Time (6 pm EDT*) Wednesday July 19,
Date: Wednesday July 12, 2006                 2006.
Time: 3.00 pm UK Time (10 am EDT*)

Conference Dial In Numbers:                   Conference Replay Dial In Numbers:
UK Toll Free         :  0800 279 9640         UK Toll Free         :  0800 559 3271
USA                  :  +1 718 354 1152       USA                  :  +1 718 354 1112
Norway               :  +47 2316 2771         France               :  +33 (0) 1 71 23 02 48
France               :  +33 (0)1 71 23 04 14  Italy                :  +39 026 968 2247
Italy                :  +39 026 968 2336      Netherlands          :  +31 (0) 207 132 791
Netherlands          :  +31 (0)20 713 2936    Germany              :  +49 (0)69 22222 0418
Germany              :  +49 (0)69 2222 7111
                                              International Dial In: +44 (0)20 7806 1970
International Dial In: +44 (0)20 7365 1843
                                              Passcode             :  9501674#
*EDT = Eastern Daylight Saving Time
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Alternatively a live webcast and a playback facility will be available on the Company's website www.acergy-group.com

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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Contacts:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

       If you no longer wish to receive our press releases please contact:
                          kelly.good@acergy-group.com